UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

August 3, 2020

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In the Matter of

American Outdoor Brands, Inc.
1800 North Route Z
Columbia, Missouri 65202

ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

File No: 001-39366

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American Outdoor Brands, Inc. has filed with the Commission and the The Nasdaq Stock Market LLC an application to register its Common Stock on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

American Outdoor Brands, Inc. requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the The Nasdaq Stock Market LLC shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Anne N. Parker
Office Chief